January 28, 2008
VIA FACSIMILE (202) 772-9204
AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Must Haves, Inc. Registration Statement on Form 10-SB Filed September 14, 2007 Amended December 10, 2007, January 8, 2008 File No. 0-52810
Dear Mr. Owings:
     On behalf of Must Haves, Inc. (the “Company”), we hereby submit responses to the staff’s Comment Letter dated January 18, 2008. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. In addition, we have filed a partial Amendment No. 3 to the Form 10-SB submitted for filing this January 28.
Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5
1.      We note your response to prior comment 3 of our letter dated December 21, 2007. While we note the revisions you have made to the text underlying the risk factors we previously referenced, please also revise the headings of the risk factors so that they articulate the risk you are trying to convey and do not merely state a fact about the company.
RESPONSE: We have revised these risk factor headings as requested.

United States Securities and Exchange Commission
January 28, 2008

Part II, Financial Statements for Fiscal Period Ended September 30, 2007, page F-14
Statements of Operations, page F-15
1.	The amount presented for pro forma earnings per share basic and diluted does not appear to be mathematically correct. Please revise as appropriate. Also, please include a footnote here and in your annual financial statements that explains what pro forma tax expense represents and how it is computed.

RESPONSE:	We have revised accordingly and added footnotes to our interim and annual financial statements (Footnote 4) to address computation of pro forma tax expense.
     We believe that our response addresses all of your concerns. If you have additional questions, please contact the undersigned at 954-713-7600.

Very truly yours,
/s/ Joel D. Mayersohn

cc: Mrs. Stella Gostfrand
Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

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